UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)

FlooidCX Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

33974L205

(CUSIP Number)

William Westbrook, 14747 N. Northsight Blvd., Suite 111-218, Scottsdale, AZ 85260, 602-612-7404

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

07/15/2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33974L205	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MP Special Purpose Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 840,594
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 840,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%(1)*
14	TYPE OF REPORTING PERSON CO

(1)	Based on 2,020,871 shares of common stock issued and outstanding on July 19, 2022 as reported by the Issuer on its 10-Q filed with the Securities and Exchange Commission on July 20, 2022.

CUSIP No. 33974L205	13D	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: FlooidCX Corp.

(b)	Address of Issuer’s Principal Executive Offices: 14747 N. Northsight Blvd., Suite 111-218, Scottsdale, AZ 85260

Item 2.

(a)

Name of Person Filing This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of common stock of the Company.

i)	MP Special Purpose Corporation, a corporation formed under the laws of the State of Wyoming (“MPSP”), with respect to the shares of the common stock of the Issuer owned by it.

ii)	Douglas Bean the owner of all the outstanding common stock of MPSP

iii)	Dennis Danzik the officer and director of MPSP

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to the beneficial ownership of the securities reported herein.

(b)	Address of the Reporting Persons are 14747 N. Northsight Blvd., Suite 111-218, Scottsdale, AZ 85260

(c)	The principal business of MPSP is to acts as a holding company for ownership interests in other businesses.

(d)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of common stock of FLCX for the purchase price of $600,000, and such funds were obtained through the use of work capital.

Item 4.  Purpose of the Transaction.

The Reporting Persons acquired their beneficial ownership in the shares as described in Item 3 above. Except as indicated below, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D, including:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

FLCX and the Reporting Persons reserve the right to engage in the acquisition of other entities in the form of a merger or acquisition in the future;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

It is anticipated that new officers or directors will be engaged as necessary to operate the Company’s business.

CUSIP No. 339741L205	13D	Page 4 of 5 Pages

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 2,020,871 shares of Common Stock outstanding on July 19, 2022. The percentage of the outstanding shares is calculated based upon 2,020,871 shares of common stock outstanding as of July 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2022 as filed with the Securities and Exchange Commission on July 20, 2022.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as otherwise disclosed herein, during the past 60 days the Reporting Persons have not effected trades in the shares of common stock of the Issuer.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Except for the transactions described in this Schedule 13D, to the knowledge of the Reporting Persons, as of the date hereof, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any other persons with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

None.

CUSIP No. 339741L205	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

MP Special Purpose Corporation
Dated: August 15, 2022
	By:	/s/ Dennis Danzik
Dennis Danzik